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                          May 17, 2022

       Terrence Gohl
       President and Chief Executive Officer
       Horizon Global Corp
       47912 Halyard Drive
       Suite 100
       Plymouth, Michigan 48170

                                                        Re: Horizon Global Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2022
                                                            File No. 333-264862

       Dear Mr. Gohl:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael Solecki